Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:

    ACE Aviation Holdings Inc. files notice of intention to sell 7,085,111 units of Aeroplan Income Fund in connection with its previously announced special distribution to its shareholders

    MONTREAL, March 17 /CNW Telbec/ - ACE Aviation Holdings Inc. ("ACE")
announced today that, in connection with its previously announced special distribution to its shareholders, it has filed with Canadian securities regulatory authorities a notice of intention to sell 7,085,111 units of
Aeroplan Income Fund ("Aeroplan"). Aeroplan units to be sold consist principally of those units that cannot be distributed to shareholders of ACE that are resident in the United States. ACE may commence selling these units on March 24, 2006.
    On February 16, 2006, ACE announced that its board of directors had approved a special distribution to its shareholders of units of Aeroplan. The distribution of 0.18 Aeroplan unit per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE is being made as a return of capital and represents in the aggregate approximately
10.1% of the units of Aeroplan on a fully diluted basis. The record date for the purpose of the special distribution was March 3, 2006.
    A total of 20,204,165 Aeroplan units are being distributed as part of the special distribution to ACE shareholders, of which 13,119,054 units will be delivered to ACE shareholders and the remaining 7,085,111 units will be sold on the Toronto Stock Exchange.
    Units of Aeroplan cannot be distributed to shareholders of ACE that are resident in the United States. A total of 7,085,111 units of Aeroplan, representing those Aeroplan units that would have otherwise been delivered to shareholders of ACE that are resident in the United States, as well as those units of Aeroplan that would have otherwise been delivered to the registered shareholders of ACE holding less than 200 shares in the capital of ACE and any fractional interests in units of Aeroplan, will be sold through an orderly sale process on the Toronto Stock Exchange and the net cash proceeds of such sale of units will be remitted to such shareholders.
    After taking into account the distribution, ACE's interest in Aeroplan
Limited Partnership will represent 75.5% and Aeroplan Income Fund's interest will be 24.5%.
    The Aeroplan units have not been and will not be registered under the
United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.
    %SEDAR: 00020954EF          %CIK: 0000861959

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members/
    (ACE.RV. ACE.B.)

CO:  AIR CANADA - CORPORATE - FINANCIAL; AEROPLAN; AEROPLAN INCOME FUND; ACE
     AVIATION HOLDINGS INC.

CNW 08:00e 17-MAR-06